Mail Stop 04-09
						March 8, 2005

Shawn Erikson
Bangla Property Management, Inc.
3540 Albert Street
Regina, Saskatchewan, Canada  S4S 3P5


Re:	Bangla Property Management, Inc.
	14A Proxy Statement
	Filed on February 25, 2005
	File No. 0-50637

Dear Mr. Erikson:

      This is to advise you that we have limited our review of the above proxy statement to the following comments:

General

1. We note your disclosure on page 2 that, if approved by the Bangla shareholders, upon consummation of the merger you will acquire Wollaston for 22,675,000 shares of common stock. Please supplementally advise us whether the issuance of these shares will be registered under the Securities Act or advise us of the exemption from registration upon which you will rely and the supporting facts.

2. We note that two of your directors control in the aggregate 42% of your issued and outstanding shares. Please disclose whether either of them has indicated how they intend to vote on the transaction.

3. Please include a form of the proxy card you will be sending to investors in your amended proxy statement.

Selected Financial Information

4. We note your disclosure that you have not included pro forma financial information for the combined companies because Bangla has no continuing operations. However, your most recent Form 10-Q discloses continuing operations. Please revise or advise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy
and
accuracy of the proxy statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934
has been included.

	If you have any questions, please call Michael McTiernan at
(202) 824-5445.

						Sincerely,



						Owen Pinkerton
						Senior Counsel
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